UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2006

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
CANADA

(Address of principal offices)

Registrant Files reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

/s/ Alida Gualtieri
	By:	Alida Gualtieri
General Counsel & Secretary

Dated: March 31, 2006